DB

SEC 19008049

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CBIZ Financial Solutions, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6050 Oak Tree Blvd, Suite 500
(No. and Street)

Cleveland	OH	44131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Bridges 216-525-4684
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs & Company, Inc.
(Name – *if individual, state last, first, middle name*)

65 E. State Street	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section MAR 01 2019 Washington DC 408

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RNS

OATH OR AFFIRMATION

I, Kathryn H. Louttit, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBIZ Financial Solutions, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO
MELISSA A. HARRIGAN
NOTARY PUBLIC
STATE OF OHIO
Recorded in
Cuyahoga County
My Comm. Exp. 4/17/19

Notary Public

Signature

Executive Representative
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CBIZ Financial Solutions, Inc.

Audited Financial Statements

December 31, 2018

Contents

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Board of Directors
CBIZ Financial Solutions, Inc.
Cleveland, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CBIZ Financial Solutions, Inc. (CFS), a wholly-owned subsidiary of CBIZ Operations, Inc., as of December 31, 2018, the related statements of comprehensive income, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of CFS as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CFS's management. Our responsibility is to express an opinion on CFS's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CFS in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures on the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place, Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street, Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

Supplemental Information

The accompanying supplemental information has been subjected to audit procedures performed in conjunction with the audit of CFS's financial statements. The supplemental information is the responsibility of CFS's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as CFS's auditor since 2007.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 26, 2019

CBIZ Financial Solutions, Inc.

Statement of Financial Condition

December 31, 2018

Assets	
Cash and cash equivalents	$ 4,052,066
Investment in mutual funds & securities, available for sale, at market value	1,394,968
Deposits with clearing organization	50,000
Deposits with Depository Trust & Clearing Corporation	5,134
Receivable from clearing organization	46,880
Receivables from customers, net	3,810,185
Prepaid assets	130,282
Goodwill and other intangible assets, net of accumulated amortization of $374,838	4,995,518
Furniture and equipment, net of accumulated depreciation of $276,909	59,301
Total Assets	$ 14,544,334
Liabilities and Stockholder's Equity	
Liabilities	
Accrued salaries and wages	$ 921,362
Due to CBIZ affiliates	911,770
Accounts payable	326,191
Other liabilities	224,319
Income tax payable	1,385,821
Total Liabilities	3,769,463
Stockholder's Equity	
Common stock - $0 par value; stated value $250/share; 100 shares authorized, issued, and outstanding	25,000
Additional paid-in capital	7,739,450
Accumulated other comprehensive income	13,106
Accumulated surplus	2,997,315
Total Stockholder's Equity	10,774,871
Total Liabilities and Stockholder's Equity	$ 14,544,334

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Comprehensive Income

For the year ended December 31, 2018

Revenue	
Commissions and investment advisory fees	$ 20,188,619
Interest and dividends	41,620
Total Revenue	20,230,239
Expenses	
Employee compensation and benefits	10,347,337
Facilities expenses	772,483
Clearing fees	61,914
Other operating expenses	2,794,450
Depreciation and amortization	197,145
Total Expenses	14,173,329
Income before income taxes	6,056,910
Income tax provision (See footnote 4)	1,385,821
Net Income	4,671,089
Other Comprehensive Income, Net of Tax	
Unrealized Gain on Investment	1,059
Comprehensive Income	$ 4,672,148

CBIZ Financial Solutions, Inc.

Statement of Cash Flows

For the year ended December 31, 2018

Cash flows from operating activities	
Net income	$ 4,671,089
Add (deduct) items not affecting cash:	
Depreciation of furniture and equipment	53,005
Amortization of client lists and non-competes	144,140
Bad debt expense	(14,605)
Changes in assets and liabilities:	
Receivable from clearing organization	13,508
Receivables from customers	96,442
Receivables from others	12,482
Other assets	47,569
Due to/from CBIZ affiliates	(123,502)
Accrued salaries and wages	105,954
Accounts payable	79,677
Other liabilities	(135,908)
Income tax payable	(934,355)
Net cash provided by operating activities	4,015,496
Cash flows from investing activities	
Purchase of investments	(15,589)
Purchase of fixed assets	(17,223)
Net cash used by investing activities	(32,812)
Cash flows from financing activities	
Dividends paid	(4,750,000)
Net cash used by financing activities	(4,750,000)
Net decrease in cash and cash equivalents	(767,316)
Cash and cash equivalents at beginning of year	4,819,382
Cash and cash equivalents at end of year	$ 4,052,066

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2018

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Surplus	Total
Balance at January 1, 2018	$ 25,000	$ 7,739,450	$ 12,047	$ 3,076,226	$10,852,723
Net income	-	-	-	4,671,089	4,671,089
Unrealized gain on investment, net of tax	-	-	1,059	-	1,059
Dividends paid	-	-	-	(4,750,000)	(4,750,000)
Balance at December 31, 2018	$ 25,000	$ 7,739,450	$ 13,106	$ 2,997,315	$ 10,774,871

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Notes to the Financial Statements

December 31, 2018

1. Organization and Significant Accounting Policies

Organization

CBIZ Financial Solutions, Inc. (CFS), formerly BGS&G Investment Services, Inc., was incorporated in the State of Maryland on May 14, 1984. CFS is a wholly owned subsidiary of CBIZ Operations, Inc. (CBSI), which is a wholly owned subsidiary of CBIZ, Inc. (CBIZ).

CFS is a full service Introducing Broker-Dealer and Registered Investment Advisory firm with its home office in Ohio. CFS currently conducts business in over 20 states across the United States. CFS has a securities clearing relationship with National Financial Services LLC (NFS), a subsidiary of Fidelity Investments. CFS also provides registered investment advisory services and asset management for qualified retirement plans.

Basis of Reporting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

CFS considers money market fund investments and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. At December 31, 2018, approximately 53% of the balance of cash and cash equivalents represents amounts that were held by National Financial Services LLC, CFS's clearing broker. At various times the amounts on deposit with banks or held by CFS's clearing broker exceed federally insured limits. Management monitors these balances and believes they do not represent a significant credit risk to CFS.

Accounts Receivable

Accounts receivable are written-off when they are determined to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions in the industry and the financial stability of those individuals who owe the receivable. The allowance for doubtful accounts was $99,039 at December 31, 2018.

1. Organization and Significant Accounting Policies (Continued)

Investments
CFS classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories. Debt securities are classified as held-to-maturity when CFS has the positive intent and ability to hold the securities to maturity. Debt securities for which CFS does not have the intent or ability to hold to maturity are classified as available-for-sale. Held-to-maturity securities are recorded in the statement of financial condition at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of other comprehensive income.

Furniture and Equipment
Furniture and equipment are carried at cost and depreciated over three to ten years on a straight-line basis. Depreciation expense during 2018 was $53,005.

Revenue Recognition
Revenue is recognized only when all of the following are present: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee to the client is fixed or determinable, and collectibility is reasonably assured.

Revenue consists primarily of retirement plan administration fees, individual investment advisory service fees, brokerage commissions and life insurance and annuity commissions. A description of the revenue recognition, based on the product and billing arrangement, is described below.

> Retirement plan administration fees are recognized in the period in which services are provided, and may be based on fixed fees or asset-based fees according to the terms of the arrangement. Fees are billed either directly to the client or to the custodian of the plan assets. Invoices are usually prepared quarterly with the vast majority of plans billed in arrears. Fixed and asset-based fees billed in arrears are accrued monthly using reasonable estimates based on all readily available information. Any differences between these estimates and the actual cash payments received are recorded in the period in which the cash is received. Fixed and asset-based fees billed in advance are deferred and recognized as revenue as they are earned. During 2018, retirement plan administration fees of approximately $18,603,000 were recognized as revenue.

1. Organization and Significant Accounting Policies (Continued)

Individual investment advisory service fees are invoiced quarterly in advance and are deferred and recognized as revenue as they are earned. The fees are based on a pre-determined, tiered rate schedule which is applied to the client's total portfolio value at quarter end. Individual investment advisory service fees of approximately $34,000 were recognized as revenue in 2018.

Commissions relating to brokerage transactions executed through the Company's clearing broker, NFS are recognized when earned. Gross revenue of approximately $816,000 was recognized in 2018 from transactions processed through NFS.

Life insurance and annuity commissions, primarily from variable products, are recognized when the policy becomes effective. Approximately $703,000 of commission revenue from variable life insurance and annuity products was recognized in 2018.

In August 2015, FASB issued ASU No. 2015-14, "Revenue from Contracts with Customers (Topic 606) – Deferral of the Effective Date" (ASU 2015-14). ASU 2015-14 defers the effective date of ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" which was issued in May 2014, by one year for all entities. ASU 2015-14 introduces a new five-step revenue recognition model in which an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2015-14 was effective for CFS and its parent company CBIZ, Inc. for annual periods beginning January 1, 2018.

The CBIZ revenue recognition implementation team has determined that the new revenue recognition policies will not have a significant impact on CFS contracts or advisory revenue. Whereas advisory services are a stand ready promise to perform a necessary cumulative service that meets the needs of the customer in a fiduciary capacity, CFS has concluded that each month of service meets the criteria to be a part of a series of distinct goods and services. Because advisory services are delivered over time, progress is measured consistently from month to month and revenue is recognized over time, management feels that this meets the criteria as outlined by ASC 606-10-25-15. The nature of the promise to perform under the contract is to stand ready and not to perform a defined set of activities that are distinct from each other. While such an arrangement can result in the individual days (or months) of service being considered distinct and substantially the same, the customer can benefit from each month of service on its own. Although the volume may differ from month to month, the obligation to stand ready to perform is substantially the same for each period.

1. Organization and Significant Accounting Policies (Continued)

Employee Savings Plan

CFS's employees participate in the CBIZ, Inc. Retirement Savings Plan. CBIZ sponsors a qualified 401(k) defined contribution plan that covers substantially all of its employees. Participating employees may elect to contribute, on a tax-deferred basis, up to 80% of their pre-tax annual compensation (subject to a maximum permissible contribution under Section 401(k) of the Internal Revenue Code). Matching contributions are 50% of the first 6% of base compensation that the participant contributes, and additional amounts may be contributed at the discretion of the Board of Directors. Participants may elect to invest their contributions in various funds, including stock; fixed income; stable value; and balanced-lifecycle funds. CFS's matching contribution to the 401(k) Plan in 2018 was $194,575.

Deferred Compensation Plan

CBIZ offers a deferred compensation plan, under which certain members of management and other highly compensated employees of CBIZ and its wholly owned subsidiaries may elect to defer receipt of a portion of their annual compensation, subject to maximum and minimum percentage limitations. Certain employees of CFS are eligible to participate in this plan. The amount of compensation deferred under the plan is credited to each participant's deferral account. An amount equaling each participant's compensation deferral is transferred into a rabbi trust and invested in various debt and equity securities as directed by the participants. The assets of the rabbi trust are held by CBIZ and recorded as assets of the deferred compensation plan.

Goodwill and Other Intangible Assets

CFS utilizes the purchase method of accounting for all business combinations in accordance with Accounting Standards Codification 805 "Business Combinations." Identifiable intangible assets include finite-lived purchased intangible assets, which primarily consist of client lists and non-compete agreements. These assets are amortized using the straight-line method over their expected periods of benefit, generally two to ten years. Intangible assets with finite useful lives are tested for recoverability whenever events or changes in circumstances indicate that a carrying amount may not be recoverable. An impairment loss is recognized if the carrying value of an intangible asset is not recoverable and its carrying amount exceeds its fair value.

In accordance with the provisions of Accounting Standards Codification 350 "Intangibles - Goodwill and Other," goodwill is not amortized. Goodwill is tested for impairment annually during the fourth quarter of each year, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of goodwill below its carrying value. In accordance with this accounting standard, CFS first assessed qualitative factors to determine whether the existence of events or circumstances leads to a determination

1. Organization and Significant Accounting Policies (Continued)

that it is more likely than not that the fair value of the Company is less than its carrying amount. In performing this assessment, CFS considered qualitative factors such as macroeconomic conditions, industry and market considerations, cost factors, financial performance and other internal matters before determining that it is more likely than not that the fair value of the Company is less than its carrying amount, and therefore performing the two-step impairment test is unnecessary.

Other Comprehensive Income
Other comprehensive income consists of net income and other gains and losses affecting stockholder's equity that, under generally accepted accounting principles, are excluded from net income. For CFS, such items consist primarily of unrealized gains and losses on marketable securities classified as available-for-sale.

Subsequent Events
Subsequent events are defined as events or transactions that occur after the statement of financial condition date, but before the financial statements are issued or are available to be issued. Management has evaluated subsequent events through February 27, 2019, the date on which the financial statements were available to be issued.

2. Related Party Transactions

CFS has entered into various agreements (Agreements) with several subsidiaries of CBIZ. These Agreements outline the manner in which CFS conducts business with these related parties. The terms of these Agreements include the following provisions:

CBIZ Operations, Inc. (CBSI), a wholly owned subsidiary of CBIZ, and CBIZ Benefits & Insurance Services, Inc. (CBIZ B&I), a wholly owned subsidiary of CBSI, provide certain management services to CFS and provide CFS with access to resources including, but not limited to, facilities, supplies and equipment. No management fees were allocated to CFS during 2018. Other costs of approximately $725,551 were allocated to CFS during 2018 and are included in these financial statements under facilities expenses, other operating expenses and depreciation and amortization. At December 31, 2018, CFS had a balance due to CBSI of $911,770.

2. Related Party Transactions (Continued)

Fees generated by employees of other CBIZ subsidiaries are recognized by CFS as are the related commission expenses. In 2018, approximately $2,318,226 of revenue was generated by employees of other CBIZ subsidiaries and is recorded in commissions and investment advisory fees in these financial statements along with a corresponding commission expense of $72,889 included in employee compensation and benefits.

In certain cases, subsidiaries of CBIZ provide office and infrastructure support to employees of CFS who are located outside of the home office. Due to their immaterial and incidental nature, management has not quantified nor allocated the expenses incurred and absorbed by other CBIZ subsidiaries in these cases.

In 2018, CFS declared and paid cash dividends totaling $4,750,000 to its parent, CBSI.

3. Regulatory Requirements

CFS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1. At December 31, 2018, CFS calculated its net capital at $1,604,422, which exceeded its capital requirements of $251,298 and had a ratio of aggregate indebtedness to net capital of 2.35 to 1.

4. Income Taxes

CFS files a consolidated federal tax return with CBIZ. Separate state tax returns, where applicable, are filed for CFS. Taxes, if any, are paid on behalf of CFS by CBIZ. CFS records in these financial statements tax expense and a corresponding tax liability on financial statement income at a rate of approximately 23% pursuant to a tax sharing arrangement. Under this arrangement, there are no deferred taxes recorded on CFS's financial statements. The current liability will be settled with the parent's filing and payment of all taxes to the appropriate taxing authorities. There is no material recourse on CFS for any uncertain tax positions taken by the parent company.

5. Goodwill and Other Intangible Assets, Net

The components of goodwill and other intangible assets, net at December 31, 2018 were as follows:

Intangibles:	
Client lists	$ 945,500
Non-compete agreements	30,152
Total intangibles	975,652
Less accumulated amortization	(374,838)
Goodwill	4,394,704
Goodwill and other intangible assets, net	$ 4,995,518

Client lists are amortized over five to ten years, non-compete agreements are amortized over three years. Amortization expense of client lists and non-compete agreements was $144,140 during the year ended December 31, 2018.

In accordance with Accounting Standards Codification 350 "Intangibles - Goodwill and Other," impairment charges, if any, are reported as depreciation and amortization expense in the statement of income. There was no impairment charges recorded during the year ended December 31, 2018.

Aggregate amortization of the finite-lived intangible assets for each of the succeeding five years is as follows:

Year Ending December 31	Amount
2019	$ 124,472
2020	124,050
2021	94,550
2022	65,050
2023	65,050
Thereafter	127,642
	$600,814

6. Fair Value Measurement

The Fair Value Measurements and Disclosures topic establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable markets; and
- data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The carrying amount of cash, accounts receivable, accounts payable, and accrued liabilities approximate their fair value due to the short-term nature of such instruments.

The mutual funds are valued at the net asset value (NAV) of shares held by the CFS at year-end. The securities are valued at the closing price reported in the active market in which the individual security is traded. As such, the Company's mutual funds and securities are valued using Level 1 inputs.

7. Acquisitions

On April 1, 2016, CFS along with its parent company CBIZ, Inc. and its affiliate CBIZ Benefits and Insurance Services, Inc. entered into an Asset Purchase Agreement with The Savitz Organization, Inc. and its shareholders to acquire the company for cash. Consistent with the terms of the Asset Purchase Agreement, if future financial performance targets were achieved, the potential existed for contingent purchase price payments to the sellers on the first, second and third anniversaries of the agreement. Liabilities in the amounts of $19,845, $19,449 and $60,711, respectively, were included as other liabilities on the CFS statement of financial condition at December 31, 2016. After achieving the year one and year two performance targets, the contingent purchase price payments were made to the sellers. The year three contingent payment, after market adjustments, of $76,115 is included in other liabilities at December 31, 2018.

On December 1, 2015, CFS along with its parent company CBIZ, Inc. and its affiliate CBIZ Benefits and Insurance Services, Inc. entered into an Asset Purchase Agreement with The Cottonwood Group, LLC and Cottonwood Advisors, LLC to acquire both companies for cash and stock. Consistent with the terms of the Asset Purchase Agreement, if future financial performance targets were achieved, the potential existed for contingent purchase price payments to the sellers on the first, second and third anniversaries of the agreement. Liabilities in the amounts of $150,033, $148,081 and $145,514, respectively, were included as other liabilities on the CFS statement of financial condition at December 31, 2015. After failing to achieve the year one performance target, an analysis by CBIZ, Inc. management determined that the year one and year two contingent payments would not be paid to the sellers, both amounts were removed from other liabilities and were included as other income in the statement of comprehensive income for the year ended December 31, 2016. Based on Cottonwood's performance through the 3rd quarter of 2017, the year two contingent payment was re-instated and after achieving their year two performance target, the contingent purchase price payment was made to the sellers. Based on Cottonwood's performance through the 1st quarter of 2018, the year three contingent payment was re-instated. The remaining contingent payment for year three, after market adjustments, of $120,639 is included in other liabilities at December 31, 2018.

8. Divestitures

In early 2017, CFS, working together with CBIZ, Inc., established a new SEC Registered Investment Advisor (RIA). The new entity, CBIZ Investment Advisory Services, LLC (CIAS) will eventually be the designated RIA for the advisory business that is currently processed by CFS. A plan of action to transition the advisory business to the new RIA is currently being developed by the management teams of CFS and CIAS. As of the date of issuance of these financial statements, the timing and impact of this transition is undeterminable. The broker-dealer business that CFS currently maintains with NFS will remain with CFS.

On December 30, 2013, CFS entered into an agreement with De NES Partners, LLC and two employees of CFS (collectively referred to as "buyers") to divest its Mergers and Acquisitions Group located in Atlanta, Georgia. The agreement gives the buyers rights to the converted clients and converted prospects as defined in the agreement as well as to certain assets of the business. In return, CFS could receive payment for 50% of the aggregate operating loss for 2013 as well as an agreed upon percentage of the fees collected from each converted client and each converted prospect according to Section 4 of the Asset Purchase Agreement.

During 2018, fees related to the above mentioned clients/prospects were received; payments of $230,000 were made to CFS and are recorded in these financial statements under commissions and investment advisory fees.

9. Subsequent Event – Department of Labor (DOL) audit closeout letter

In December 2018, CFS received an audit closeout letter from the DOL informing us that we had breached our fiduciary obligations and violated several provisions of the Employee Retirement Income Security Act (ERISA). Due to the fact that CFS has already returned the fee overpayments and lost opportunity costs as well as taken other recommended corrective actions, the DOL is closing its investigation. There is, however, an excise tax administered by the Internal Revenue Service on the prohibited transactions. As of the date of issuance of these financial statements, we have not been informed of the amount of the excise tax. We have been advised by our attorneys that the payment could range anywhere from $14,000 to $318,000 depending on multiple factors in the excise tax calculation. As of 12/31/18, CFS had accrued an estimated liability of $150,000 for the anticipated excise tax payment. The expense related to this is included in these financial statements under Other Operating Expenses.

Supplementary Information

CBIZ Financial Solutions, Inc.

Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2018

Net capital:	
Total stockholder's equity qualified for net capital	$ 10,774,871
Add liabilities subordinated borrowings allowable in computation of net capital	-
Total capital and allowable subordinated borrowings	10,774,871
Deductions and/or charges:	
Receivables from customers, net	(3,810,185)
Other assets	(135,416)
Goodwill and other intangibles, net	(4,995,518)
Furniture and equipment	(59,301)
Net capital before haircuts on securities positions	1,774,451
Haircuts on securities (stock, money market and mutual funds)	(170,029)
Net capital	$ 1,604,422
Aggregate indebtedness	
Total liabilities from statement of financial condition	$ 3,769,463
Computation of basic net capital requirement:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 251,298
Excess net capital	$ 1,353,124
Excess net capital at 1,000%	$ 1,227,476
Ratio: Aggregate indebtedness to net capital	2.35 to 1
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2018)	
Net capital as reported in Company's Part IIA (Unaudited)	
FOCUS Report	$ 1,604,422
Audit adjustments	-
Net capital per above	$ 1,604,422

CBIZ Financial Solutions, Inc.

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2018

CFS is exempt from this requirement under SEC Rule 15c3-3(k) (2) (ii) and, therefore, no deposit was required.

CBIZ Financial Solutions, Inc.

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2018

CFS is exempt from this requirement under SEC Rule 15c3-3(k) (2) (ii).

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)

Board of Directors of CBIZ Financial Solutions, Inc.
Cleveland, Ohio

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by CBIZ Financial Solutions, Inc. (CFS) and the SIPC, solely to assist you and SIPC in evaluating CFS's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. CFS's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on CFS's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place, Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street, Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

This report is intended solely for the information and use of CFS and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 26, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*******1986*******************MIXED AADC 220
34205 FINRA DEC
CBIZ FINANCIAL SOLUTIONS INC
6050 OAK TREE BLVD STE 500
CLEVELAND, OH 44131-6951

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

EDWARD BRIDGES (216)525-4684

2. A. General Assessment (item 2e from page 2) $ 22,948

B. Less payment made with SIPC-6 filed (exclude interest) (11,114)
7/24/2018
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 11,834

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 11,834

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐
Total (must be same as F above) $ 11,834

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CBIZ FINANCIAL SOLUTIONS, INC.
(Name of Corporation, Partnership or other organization)

Kathryn [signature]
(Authorized Signature)

Dated the 13TH day of FEBRUARY, 20 19.

Executive Representative & CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 20,305,358
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,927,724
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	61,914
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	17,011
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	5,006,649
2d. SIPC Net Operating Revenues	$ 15,298,709
2e. General Assessment @ .0015	$ 22,948

(to page 1, line 2.A.)

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CBIZ Financial Solutions, Inc.
Cleveland, Ohio

We have reviewed management's statements, included in the accompanying Broker Dealer Annual Exemption Report, in which (1) CBIZ Financial Solutions, Inc. (CFS) identified the following provisions of 17 C.F.R. §15c3-3(k) under which CFS claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) CFS stated that CFS met the identified exemption provisions throughout the most recent fiscal year without exception. CFS's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CFS's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 26, 2019

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place, Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street, Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

CBIZ

CBIZ Financial Solutions, Inc.

BROKER DEALER ANNUAL EXEMPTION REPORT

CBIZ Financial Solutions, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

CBIZ Financial Solutions, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2018 without exception.

The above information is provided to the best knowledge and belief of CBIZ Financial Solutions, Inc.

Kathryn H. Louttit, Chief Compliance Officer
CBIZ Financial Solutions, Inc.

1/14/2019
Date